SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 2)

                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)(1)

                                 ULTRATECH, INC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    010807158
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

    Avi Dreyfuss, 140 Broadway, 45th Floor, New York, NY 10005, (212)509-3111
--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICE AND COMMUNICATIONS)

                                  MARCH 5, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.



CUSIP No. 010807158                                      13D/A                            Page 2 of 7 Pages
--------- ------------------------------------------------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          THALES FUND MANAGEMENT, LLC
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*
          (a)
          (b) |X|
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO (Funds from Investment Advisory Clients).
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER        3,370,614
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER   3,370,614
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    3,370,614
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     14.50%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IA
--------- ------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!












CUSIP No. 010807158                                      13D/A                            Page 3 of 7 Pages
--------- ------------------------------------------------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          MAREK T. FLUDZINSKI
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*                                                           (a)
                                                                                                           (b) |X|

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER                 3,370,614
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER   3,370,614
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,370,614
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     14.50%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IN
--------- ------------------------------------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 010807158                     13D/A                  Page 4 of 7 Pages

ITEM 1  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $.001 per share ("Common Stock"), of Ultratech, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3050 Zanker Road, San Jose, CA 95134.

ITEM 2  IDENTITY AND BACKGROUND

         (a) The names of the persons filing this Schedule 13D (the "Schedule") are Thales Fund Management, LLC (the "Investment Manager") and Marek T. Fludzinski, a principal of the Investment Manager. Such reporting persons are collectively referred to herein as the "Reporting Persons."

         The Investment Manager, in its capacity as investment manager of Temujin Holdings Ltd. (the "Fund"), has sole power to vote and dispose of the shares of Common Stock owned by the Fund. The Investment Manager disclaims any economic interest in or beneficial ownership of the Common Stock covered by this Schedule.

         (b) The business address of the Reporting Persons is 140 Broadway, 45th Floor, New York, NY 10005.

         (c) This Schedule is filed on behalf of the Investment Manager, Mr. Fludzinski and the Fund. The Fund is the record and direct beneficial owner of the shares of Common Stock reported herein. The Investment Manager is the investment manager to the Fund and Mr. Fludzinski is a principal of the Investment Manager. The principal business of the Investment Manager is purchasing, holding and selling securities for investment purposes. The principal business of the Fund is to invest in securities.

         (d) During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.

         (e) During the past five years none of the Reporting Persons has been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

         (f) Thales Fund Management, LLC is organized under the laws of Delaware, USA. Marek T. Fludzinski is a citizen of the United States of America.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Fund acquired the shares of Common Stock in open market transactions using working capital.

CUSIP No. 010807158                      13D/A                 Page 5 of 7 Pages


ITEM 4  PURPOSE OF TRANSACTION

         The Reporting Persons acquired the Common Stock of the Issuer for investment in the ordinary course of business because they believe the shares represent an attractive investment opportunity.

         The Reporting Persons expect to acquire additional Common Stock via open-market transactions. However, there is no timetable or pre-arranged plan related to the purchase of additional Common Stock. Such decisions will be made based on trading activity and the relative value of the Common Stock, as defined by market conditions.

         The Reporting Persons' purchase of the Common Stock was made based on the perceived investment merits related to the Common Stock. The Reporting Persons intend to meet with and/or make suggestions to the Issuer's management personnel from time to time with respect to its capital structure and operations.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 3,370,614 shares of Common Stock as of March 12, 2007, which represent 14.50% of the Issuer's outstanding shares of Common Stock. The percentage calculation was based on the number of shares of Common Stock the Issuer reported as outstanding as of March 1, 2007 on its Annual Report on Form 10-K for fiscal year ended December 31, 2006 as filed with the Commission on March 6, 2007. The amount of outstanding shares of Common Stock on such Annual Report was 23,243,322.


                                            Sole Voting Power     Shared Voting          Sole            Shared
                                                                      Power          Dispositive    Dispositive Power
                                                                                        Power
                                           -------------------- ------------------- --------------- ------------------
Thales Fund Management, LLC                                         3,370,614                           3,370,614
Marek T. Fludzinski                                                 3,370,614                           3,370,614



     The aggregate amount of shares owned by the Reporting Persons is 3,370,614.

         (c) Except as set forth below, there have been no transactions in the Common Stock by any of the Reporting Persons during the past sixty days.

CUSIP No. 010807158                       13D/A                Page 6 of 7 Pages

         During the past sixty days, the Reporting Persons effected the following purchases of shares of Common Stock in open market transactions:


            DATE             SHARES PURCHASED                 PRICE
            ----             ----------------                 -----
          1/29/07                200,000                      12.50
          2/14/07                 55,300                      12.59
          2/15/07                 10,670                      12.66
          2/16/07                 1,100                       12.66
          2/27/07                 33,497                      12.97
          2/28/07                 8,637                       13.02
           3/1/07                 19,463                      12.90
           3/2/07                 61,000                      12.76
           3/5/07                250,833                      12.93
           3/6/07                 15,200                      12.93
           3/7/07                 29,200                      12.79
           3/8/07                137,437                      12.91


         (d) - (e): Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER None.


ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

         Joint Filing Agreement, dated as of March 12, 2007, by and among Thales Fund Management, LLC and Marek T. Fludzinski.

CUSIP No. 010807158                     13D/A                 Page 7 of 7 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


MARCH 12, 2007
Date

THALES FUND MANAGEMENT, LLC

/S/ MAREK T. FLUDZINSKI
Signature

MAREK T. FLUDZINSKI, CHIEF EXECUTIVE OFFICER
Name/Title


MARCH 12, 2007
Date

MAREK T. FLUDZINSKI

/S/ MAREK T. FLUDZINSKI
Signature




         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

                                INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement dated as of March 12, 2007, by and among Thales Fund Management, LLC and Marek T. Fludzinski.